UPLAND SOFTWARE, INC.
INDUCEMENT PERFORMANCE-BASED RESTRICTED STOCK UNIT AGREEMENT
Upland Software, Inc. (the “Company”) has granted to the grantee listed below (“Grantee”) the Performance Units set forth below (this “Award”). This Award is subject to all the terms and conditions set forth in this Performance-based Restricted Stock Unit Agreement (the “Award Agreement”), which includes (a) the Notice of Performance-based Restricted Stock Unit Grant (the “Notice of Grant”), (b) the Terms and Conditions of Performance-based Restricted Stock Unit Grant, attached hereto as Exhibit A, and (c) the Upland Software, Inc. 2024 Omnibus Incentive Plan (the “Plan”). This Award is a material inducement for Grantee entry into employment with the Company within the meaning of Rule 5635(c)(4) of the NASDAQ Listing Rules. Accordingly, this Award has been granted outside of the Plan, and the Performance Units shall not count toward the shares reserved under the Plan. However, this Award will be governed in all respects as if issued under the Plan. Unless otherwise defined herein, capitalized terms in this Award Agreement shall have the same definitions as set forth in the Plan.
NOTICE OF PERFORMANCE UNIT GRANT
Grantee Name:     Sean Nathaniel
Address:
Grantee has been granted an Award of Restricted Stock Units (“Performance Units”), subject to the terms and conditions of the Plan and this Award Agreement, as follows:

Grant Number:    TBD
Date of Grant:    June 4, 2026
Performance Period:    May 1, 2026 – May 1, 2029
Number of Performance Units at Target Performance:    133,333
Number of Performance Units at Maximum Performance: 500,000

Vesting Schedule:
    Subject to any acceleration provisions contained in the Plan, Grantee’s offer letter, or as otherwise set forth in this Award Agreement, the Performance Units shall vest upon the achievement of the stock price hurdles set forth below during the three-year performance period beginning on May 1, 2026 and ending on May 1, 2029 (the “Performance Period”), in accordance with the following schedule, on the applicable Vesting Date (as defined below):

Stock Price Hurdle	# Shares Vesting at each Hurdle	Accumulated Vested Shares	Target/Maximum
$5.00	24,444	500,000	Maximum
$4.80	24,444	475,556
$4.60	24,445	451,112

$4.40	24,444	426,667
$4.20	24,445	402,223
$4.00	24,444	377,778
$3.80	24,445	353,334
$3.60	24,444	328,889
$3.40	24,445	304,445
$3.20	24,444	280,000
$3.00	24,445	255,556
$2.80	24,444	231,111
$2.60	24,445	206,667
$2.40	24,444	182,222
$2.20	24,445	157,778
$2.00	133,333	133,333	Target

A stock price hurdle shall be deemed achieved on the first date during the Performance Period on which the closing price of a Share equals or exceeds such stock price hurdle for thirty (30) consecutive trading days immediately preceding such date (each such date, a “Vesting Date”). At the end of the Performance Period, a number of Performance Units (if any) will vest based on the closing price per Share on the last day of the Performance Period using linear interpolation. For the avoidance of doubt, no Performance Units shall vest unless the stock price hurdle is achieved at target level during the Performance Period. Each stock price hurdle may only be achieved once, and following achievement of any stock price hurdle, the number of Performance Units earned with respect to such stock price hurdle shall not be subject to forfeiture or reduction in the event the price per Share subsequently falls below such stock price hurdle. The Performance Units earned upon achievement of a stock price hurdle shall be settled in Shares within sixty (60) days following the applicable Vesting Date (or in the case of any Performance Units that vest based on the closing price per Share on the last day of the Performance Period as described herein, within sixty (60) days following the end of the Performance Period). Any Performance Units which have not vested following the completion of the Performance Period shall immediately expire and be forfeited.

Notwithstanding the foregoing, if a Change in Control occurs (i) on or prior to the first anniversary of the Date of Grant, the Performance Units shall vest immediately prior to such Change in Control at the maximum level of performance and (ii) after the first anniversary of the Date of Grant, all then unvested PSUs shall vest immediately prior to the Change in Control based on the actual level of performance against the performance goals measured through the Change in Control (based on the per-share consideration payable in the Change in Control, to the extent the performance goals relate to stock price) rather than being measured through the last day of the Performance Period.
Further notwithstanding the foregoing, in the event Grantee leaves for Good Reason or is terminated other than for Cause prior to the last day of the Performance Period, the Performance Units shall remain outstanding and Grantee shall remain eligible to vest in a prorated portion of the Performance Units, with such prorated portion equal to the product of (x) the number of Performance Units earned based on actual performance over the full Performance Period (or through the date of a

Change in Control, if earlier), multiplied by (y) a fraction, the numerator of which is the number of days from and including the Date of Grant through and including the date of such termination and the denominator of which is the total number of days in the Performance Period. Any remaining unvested portion shall be forfeited for no consideration.
Cause. For purposes hereof, “Cause” means (i) Grantee's willful failure to perform the duties and obligations of Grantee's position with the Company; (ii) any material act of personal dishonesty, fraud or misrepresentation taken by Grantee which was intended to result in substantial gain or personal enrichment of Grantee at the expense of the Company; (iii) Grantee's violation of a federal or state law or regulation applicable to the Company's business which violation was or is reasonably likely to be materially injurious to the Company; (iv) Grantee's conviction of, or plea of nolo contendere or guilty to, a felony under the laws of the United States or any State, excluding felonies for minor traffic violation and vicarious liability (so long as Grantee did not know of the felony and did not willfully violate the law); (v) Grantee's material breach of the terms of this Agreement or the Proprietary Information Agreement; or (vi) Grantee’s material violation of any written Company policy applicable to senior executives, including without limitation policies relating to harassment, discrimination, workplace conduct, ethics or compliance.
Good Reason. For purposes of this Agreement, “Good Reason” means, (i) without Grantee's consent, a material reduction of Grantee's duties or responsibilities relative to Grantee's duties or responsibilities as in effect immediately prior to such reduction; provided, however, any reduction in Grantee's duties or responsibilities resulting solely from the Company being acquired by and made a part of a larger entity (as, for example, when a chief executive officer becomes the chief executive officer of a subsidiary of the acquiring corporation following a Change in Control but is not the chief executive officer of the acquiring corporation) shall not constitute Good Reason; (ii) without Grantee's written consent, a material reduction in the Base Salary of Grantee as in effect immediately prior to such reduction, unless such reduction is part of a reduction in expenses generally affecting senior executives of the Company; (iii) without Grantee's consent, a material reduction by the Company in the kind or level of employee benefits to which Grantee was entitled immediately prior to such reduction, with the result that Grantee's overall benefits package is materially reduced, unless such reduction is part of a reduction in benefits generally affecting senior executives of the Company or (iv) without Grantee's consent, his relocation to a facility or a location more than twenty-five (25) miles from his present working locations (currently Austin, Texas). Good Reason shall not exist unless Grantee provides (i) notice to the Company within ninety (90) days of the initial existence of the condition triggering Good Reason and (ii) the Company the opportunity of at least thirty (30) days to cure such condition.

Except as otherwise provided in the Plan, Grantee’s offer letter, or the Vesting Schedule, to receive the vesting of the Performance Units described above, Grantee must remain in Continuous Service through the applicable Vesting Date. Except as otherwise provided in Grantee’s offer letter or the Vesting Schedule, if Grantee’s Continuous Service terminates for any or no reason before Grantee vests in the Performance Units, the Performance Units and Grantee’s right to acquire any Shares hereunder will immediately terminate.
By Grantee’s signature (or Grantee’s electronic acceptance) and the signature of the representative of Upland Software, Inc. (the “Company”) below, Grantee and the Company agree that, this Award of Performance Units is granted under and governed by the terms and conditions of this Award Agreement, including the Terms and Conditions of Performance Unit Grant, attached hereto as Exhibit A, and the Plan attached hereto as Exhibit B, all of which are made a part of this document. Grantee has reviewed the Plan and this Award Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Award Agreement and fully understands all provisions of the Plan and this

Award Agreement. Grantee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Committee upon any questions relating to the Plan and this Award Agreement. Grantee further agrees to notify the Company upon any change in the residence address indicated below.
GRANTEE:    UPLAND SOFTWARE, INC.

Sean Nathaniel     By [●]

Title

EXHIBIT A
TERMS AND CONDITIONS OF PERFORMANCE-BASED RESTRICTED STOCK UNIT GRANT
1.Grant. As a material inducement to the decision by Grantee to accept employment with the Company, the Company hereby grants to the individual named in the Notice of Grant (“Grantee”) an Award of Performance Units, subject to all of the terms and conditions in this Award Agreement and the Plan, which is incorporated herein by reference. Subject to Section 14(c) of the Plan, in the event of a conflict between the terms and conditions of the Plan and the terms and conditions of this Award Agreement, the terms and conditions of the Plan will prevail. This is an inducement grant under Rule 5635(c)(4) of the NASDAQ Listing Rules. Accordingly, this Award has been granted outside the Plan and the Performance Units shall not count toward the shares reserved under the Plan. Grantee expressly acknowledges that the terms of Plan shall be incorporated herein by reference and shall constitute part of this Award Agreement. The Company and Grantee further acknowledge and agree that the signatures of the Company and Grantee on the Notice of Grant shall constitute their acceptance of all of the terms of this Award Agreement and their agreement to be bound by the terms of this Award Agreement and the Plan.
2.Company’s Obligation to Pay. Each Performance Unit represents the right to receive a Share on the Vesting Date. Unless and until the Performance Units will have vested in the manner set forth in Sections 3 or 4, Grantee will have no right to payment of any such Performance Units. Prior to actual payment of any vested Performance Units, such Performance Units will represent an unsecured obligation of the Company, payable (if at all) only from the general assets of the Company. Any Performance Units that vest in accordance with Sections 3 or 4 will be paid to Grantee (or in the event of Grantee’s death, to his or her estate) in whole Shares, subject to Grantee satisfying any applicable tax withholding obligations as set forth in Section 7. Subject to the provisions of Section 4, such vested Performance Units shall be paid in whole Shares as soon as practicable after vesting, but in each such case within the period 60 days following the Vesting Date. In no event will Grantee be permitted, directly or indirectly, to specify the taxable year of the payment of any Performance Units payable under this Award Agreement.
3.Vesting Schedule. Except as provided in Section 4, and subject to Section 5, the Performance Units awarded by this Award Agreement will vest in accordance with the vesting provisions set forth in the Notice of Grant. Unless otherwise set forth in the Notice of Grant, Performance Units scheduled to vest on a certain date or upon the occurrence of a certain condition will not vest in accordance with any of the provisions of this Award Agreement unless Grantee remains in Continuous Service from the Date of Grant until the date such vesting occurs.
4.Committee Discretion. The Committee, in its discretion, may accelerate the vesting of the balance, or some lesser portion of the balance, of the unvested Performance Units at any time, subject to the terms of the Plan. If so accelerated, such Performance Units will be considered as having vested as of the date specified by the Committee. The payment of Shares vesting pursuant to this Section 4 shall in all cases be paid at a time or in a manner that is exempt from, or complies with, Section 409A.
Notwithstanding anything in the Plan or this Award Agreement to the contrary, if the vesting of the balance, or some lesser portion of the balance, of the Performance Units is accelerated in connection with the termination of Grantee’s Continuous Service (provided that such termination is a “separation from service” within the meaning of Section 409A, as determined by the Company), other than due to death, and if (x) Grantee is a “specified employee” within the meaning of Section 409A at the time of such termination of Grantee’s Continuous Service and (y) the payment of such accelerated Performance Units will result in the imposition of additional tax under Section 409A if paid to Grantee on or within the 6-month period following Grantee’s termination of Continuous Service, then the payment of such accelerated Performance Units will not be made until the date 6 months and 1 day following the date of termination of Grantee’s Continuous Service, unless Grantee dies following termination of Grantee’s Continuous Service, in which case, the Performance Units will be paid in Shares to Grantee’s estate as soon as practicable following his or her death. It is the intent of this Award Agreement that it and all payments and benefits hereunder be exempt from, or comply with, the requirements of Section 409A so that none of the Performance Units provided under this Award Agreement or Shares issuable thereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to be so exempt or so comply. Each payment payable under this Award Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A- 2(b)(2). For purposes of this Award Agreement, “Section 409A” means Section 409A and any final Treasury Regulations and Internal Revenue Service guidance thereunder, as each may be amended from time to time.
5.Forfeiture upon Termination of Continuous Service. Notwithstanding any contrary provision of this Award Agreement, unless otherwise set forth in the Notice of Grant, the balance of the Performance Units that have not vested as of the time of termination of Grantee’s Continuous Service for any or no reason and Grantee’s right to acquire any Shares hereunder will immediately terminate.
6.Death of Grantee. Any distribution or delivery to be made to Grantee under this Award Agreement will, if Grantee is then deceased, be made to Grantee’s designated beneficiary, or if no beneficiary survives Grantee, the administrator or executor of Grantee’s estate. Any such transferee must furnish the Company with (a) written notice of his or her status as transferee, and (b) evidence satisfactory to the Company to establish the validity of the transfer and compliance with any laws or regulations pertaining to said transfer.
7.Withholding of Taxes. Notwithstanding any contrary provision of this Award Agreement, no certificate representing the Shares will be issued to Grantee, unless and until satisfactory arrangements (as determined by the Committee) will have been made by Grantee with respect to the payment of income, employment, social insurance, payroll and other taxes which the Company determines must be withheld with respect to such Shares. Prior to vesting and/or settlement of the Performance Units, Grantee will pay or make adequate arrangements satisfactory to the Company and/or Grantee’s employer (the “Employer”) to satisfy all withholding and payment obligations of the Company and/or the Employer. In this regard, Grantee authorizes the Company and/or the Employer to withhold all applicable tax withholding obligations legally payable by Grantee from his or her wages or other cash compensation paid to Grantee by the Company and/or the Employer or from proceeds of the sale of Shares. Alternatively, or in addition, if permissible under applicable local law, the Committee, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit or require Grantee to satisfy such tax withholding obligation, in whole or in part (without limitation) by (a) paying cash, (b) electing to have the Company withhold otherwise deliverable Shares having a Fair Market Value equal to the minimum amount required to be withheld, (c) delivering to the Company already vested and owned Shares having a Fair Market Value equal to the amount required to be withheld, or (d) selling a sufficient number of such Shares otherwise deliverable to Grantee through such means as the Company may determine in its sole discretion (whether through a broker or otherwise) equal to the amount required to be withheld. To the extent determined appropriate by the Company in its discretion, it will have the right (but not the obligation) to require that any tax withholding obligations be satisfied by Shares being sold on Grantee’s behalf pursuant to such procedures as the Company may specify from time to time (it being understood that the Shares to be sold must have vested pursuant to the terms of this Award Agreement and the Plan) and, until determined otherwise by the Company, this will be the method by which such tax withholding obligations are satisfied. The proceeds from such sale will be used to satisfy Grantee’s tax withholding obligation (and any associated broker or other fees) arising with respect to Grantee’s Performance Units. Only whole Shares will be sold to satisfy any tax withholding obligations. Any proceeds from the sale of Shares in excess of the tax withholding obligations (and any associated broker or other fees) will be paid to Grantee in accordance with procedures the Company may specify from time to time. If Grantee fails to make satisfactory arrangements for the payment of any required tax withholding obligations hereunder at the time any applicable Performance Units otherwise are scheduled to vest pursuant to Sections 3 or 4 or tax withholding obligations related to the Performance Units otherwise are due, Grantee will permanently forfeit such Performance Units and any right to receive Shares thereunder and the Performance Units will be returned to the Company at no cost to the Company.
8.Rights as Stockholder. Neither Grantee nor any person claiming under or through Grantee will have any of the rights or privileges of a stockholder of the Company in respect of any Shares deliverable hereunder unless and until certificates representing such Shares will have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to Grantee. After such issuance, recordation and delivery, Grantee will have all the rights of a stockholder of the Company with respect to voting such Shares and receipt of dividends and distributions on such Shares.
9.No Guarantee of Continuous Service. GRANTEE ACKNOWLEDGES AND AGREES THAT THE VESTING OF THE PERFORMANCE UNITS PURSUANT TO THE VESTING SCHEDULE HEREOF IS EARNED ONLY BY ACHIEVEMENT OF APPLICABLE PERFORMANCE GOALS AND GRANTEE’S CONTINUOUS SERVICE AT THE WILL OF THE COMPANY (OR THE RELATED ENTITY EMPLOYING OR RETAINING GRANTEE) AND NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED THIS AWARD OF PERFORMANCE UNITS OR ACQUIRING SHARES HEREUNDER. GRANTEE FURTHER ACKNOWLEDGES AND AGREES THAT THIS AWARD AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREUNDER AND THE VESTING SCHEDULE SET FORTH HEREIN DO NOT CONSTITUTE AN EXPRESS OR IMPLIED PROMISE OF CONTINUOUS SERVICE FOR THE VESTING PERIOD, FOR ANY PERIOD, OR AT ALL, AND WILL NOT INTERFERE IN ANY WAY WITH GRANTEE’S RIGHT OR THE RIGHT OF THE COMPANY (OR THE RELATED ENTITY EMPLOYING OR RETAINING GRANTEE) TO TERMINATE GRANTEE’S CONTINUOUS SERVICE AT ANY TIME, WITH OR WITHOUT CAUSE.
10.Address for Notices. Any notice to be given to the Company under the terms of this Agreement will be addressed to the Company at Upland Software, Inc., 900 S. Capital of Texas Hwy., Las Cimas IV, Suite 300, Austin, TX 78746, or at such other address as the Company may hereafter designate in writing.
11.Grant is Not Transferable. Except to the limited extent provided in Section 6, this grant and the rights and privileges conferred hereby will not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and will not be subject to sale under execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of this grant, or any right or privilege conferred hereby, or upon any attempted sale under any execution, attachment or similar process, this grant and the rights and privileges conferred hereby immediately will become null and void.
12.Binding Agreement. Subject to the limitation on the transferability of this grant contained herein, this Award Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.
13.Additional Conditions to Issuance of Stock. If at any time the Company will determine, in its discretion, that the listing, registration, qualification or rule compliance of the Shares upon any securities exchange or under any state, federal or foreign law, the tax code and related regulations or the consent or approval of any governmental regulatory authority is necessary or desirable as a condition to the issuance of Shares to Grantee (or his or her estate) hereunder, such issuance will not occur unless and until such listing, registration, qualification, rule compliance, consent or approval will have been completed, effected or obtained free of any conditions not acceptable to the Company. Where the Company determines that the delivery of the payment of any Shares will violate federal securities laws or other applicable laws, the Company will defer delivery until the earliest date at which the Company reasonably anticipates that the delivery of Shares will no longer cause such violation. The Company will make all reasonable efforts to meet the requirements of any such state, federal or foreign law or securities exchange and to obtain any such consent or approval of any such governmental authority or securities exchange.
14.Plan Governs. This Award Agreement is subject to all terms and provisions of the Plan. In the event of a conflict between one or more provisions of this Award Agreement and one or more provisions of the Plan, the provisions of the Plan will govern. Capitalized terms used and not defined in this Award Agreement will have the meaning set forth in the Plan.
15.Committee Authority. The Committee will have the power to interpret the Plan and this Award Agreement and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith and to interpret or revoke any such rules (including, but not limited to, the determination of whether or not any Performance Units have vested). All actions taken and all interpretations and determinations made by the Committee in good faith will be final and binding upon Grantee, the Company and all other interested persons. No member of the Committee will be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or this Award Agreement.
16.Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents related to Performance Units awarded hereunder or future Performance Units that may be awarded under the Plan by electronic means or request Grantee’s consent to this Award Agreement and the Plan by electronic means. Grantee hereby consents to receive such documents by electronic delivery and agrees to the terms and conditions of this Award Agreement and the Plan through any on-line or electronic system established and maintained by the Company or another third party designated by the Company.
17.Data. Grantee consents to the collection, use and transfer of personal data as described in this Section 17. Grantee understands and acknowledges that the Company, the Employer and the Company’s other Subsidiaries and affiliates hold certain personal information regarding Grantee for the purpose of managing and administering this Award Agreement, including (without limitation) Grantee’s name, home address, telephone number, date of birth, social insurance or other government identification number, salary, nationality, job title, any Shares or directorships held in the Company and details of all awards or any other entitlements to Shares awarded, canceled, exercised, vested, unvested or outstanding in Grantee’s favor (the “Data”). Grantee further understands and acknowledges that the Company, its Subsidiaries and/or its affiliates will transfer Data among themselves as necessary for the purpose of implementation, administration and management of this Award Agreement and that the Company, its Subsidiaries and/or its affiliates may each further transfer Data to any third party assisting the Company in the implementation, administration and management of this Award Agreement. Grantee understands and acknowledges that the recipients of Data may be located in the United States or elsewhere, and that the laws of a recipient’s country of operation (e.g., the United States) may not have equivalent privacy protections as local laws where Grantee resides or works. Grantee authorizes such recipients to receive, possess, use, retain and transfer Data, in electronic or other form, for the purpose of administering this Award Agreement, including a transfer to any broker or other third party with whom Grantee elects to deposit Shares acquired under this Award Agreement of such Data as may be required for the administration of this Award Agreement and/or the subsequent holding of Shares on Grantee’s behalf. Grantee may, at any time, view the Data, require any necessary modifications of Data, make inquiries about the treatment of Data or withdraw the consents set forth in this Section 17 by contacting the Security & Compliance department of the Company in writing.
18.Captions. Captions provided herein are for convenience only and are not to serve as a basis for interpretation or construction of this Award Agreement.

19.Agreement Severable. In the event that any provision in this Award Agreement will be held invalid or unenforceable, such provision will be severable from, and such invalidity or unenforceability will not be construed to have any effect on, the remaining provisions of this Award Agreement.
20.Modifications to the Award Agreement. This Award Agreement constitutes the entire understanding of the parties on the subjects covered. Grantee expressly warrants that he or she is not accepting this Award Agreement in reliance on any promises, representations, or inducements other than those contained herein. Modifications to this Award Agreement or the Plan can be made only in an express written contract executed by a duly authorized officer of the Company. Notwithstanding anything to the contrary in the Plan or this Award Agreement, the Company reserves the right to revise this Award Agreement as it deems necessary or advisable, in its sole discretion and without the consent of Grantee, to comply with Section 409A or to otherwise avoid imposition of any additional tax or income recognition under Section 409A in connection to this Award of Performance Units.
21.Amendment, Suspension or Termination of the Plan. By accepting this Award, Grantee expressly warrants that he or she has received an Award of Performance Units governed by the terms of this Award Agreement and the Plan, and has received, read and understood a description of the Plan. Grantee understands that the Plan is discretionary in nature and may be amended, suspended or terminated by the Company at any time.
22.Governing Law. This Agreement will be governed by the laws of Texas, without giving effect to the conflict of law principles thereof. For purposes of litigating any dispute that arises under this Performance Unit or this Agreement, the parties hereby submit to and consent to the jurisdiction of the State of Texas, and agree that such litigation will be conducted in the courts of Travis County, Texas, or the federal courts for the United States for the Western District of Texas, and no other courts, where this Performance Unit is made and/or to be performed.